UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

TERREMARK WORLDWIDE, INC.

(Name of Subject Company (Issuer))

VERIZON HOLDINGS INC.

(Offeror)

a wholly-owned subsidiary of

VERIZON COMMUNICATIONS INC.

(Parent of Offeror)

Common Stock, $.001 par value

(Title of Class of Securities)

881448203

(CUSIP Number of Class of Securities)

William L. Horton, Jr., Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

140 West Street

New York, New York 10007

(212) 395-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Frederick S. Green, Esq.

Michael E. Lubowitz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,514,272,412.00	$175,807.03

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 67,402,815 shares of common stock of Terremark Worldwide, Inc. (“Terremark”) outstanding multiplied by the offer price of $19.00 per share, (ii) 2,030,268 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding options multiplied by $19.00, (iii) 3,168,437 unvested shares of restricted common stock of Terremark multiplied by $19.00, (iv) 2,014,750 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding warrants multiplied by $19.00 and (v) 5,082,278 shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, which is the number of shares of common stock that may be issued under the convertible notes assuming an offer price of $19.00 per share and a closing date of March 11, 2011. Other than with respect to the number of shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, the calculation of the filing fee is based on Terremark’s representation of its capitalization as of January 26, 2011.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $175,807.03	Filing Party: Verizon Communications Inc. and Verizon Holdings Inc.
Form of Registration No.: Schedule TO	Date Filed: February 10, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on February 10, 2011 (the “Schedule TO”), as amended by Amendment No. 1 filed on February 18, 2011 (“Amendment No. 1”), and relates to the offer by Purchaser (as defined below) to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Terremark Worldwide, Inc., a Delaware corporation (“Terremark”), at a purchase price of $19.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2011 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Verizon Holdings Inc., a Delaware corporation (“Purchaser”) and Verizon Communications Inc., a Delaware corporation and the sole stockholder of Purchaser (“Parent”), on February 10, 2011, as amended by Amendment No. 1 and this Amendment, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Terremark on February 11, 2011, as amended on February 18, 2011 (and any further amendments thereto), contain important information about the Offer, all of which should be read carefully by Terremark stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of January 27, 2011, as amended on February 28, 2011 (and any further amendments thereto), by and among Parent, Purchaser and Terremark.

Documentation relating to the Offer has been mailed to Terremark stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, or by calling toll-free at (800) 903-2897.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO (as amended by Amendment No. 1), except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1-11.

The Offer to Purchase is hereby amended by:

A. Adding the following text:

“On February 28, 2011, Purchaser extended the Expiration Date of the Offer until 12:00 midnight, New York City time, on Monday, March 21, 2011. The Expiration Date may be further extended as described in this Offer to Purchase. The Depositary has indicated that, as of the close of business on February 25, 2011, 19,429,572 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 27.51% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(F). As described in the press release, on February 28, 2011 Terremark, Parent and Purchaser also amended certain provisions of the Merger Agreement and entered into a memorandum of understanding to settle certain litigation in relation to the Merger. Under the amendment to the Merger Agreement, attached hereto as Exhibit (d)(6), Parent and Purchaser agreed to (i) extend the initial expiration of the Offer as described in the first sentence of this paragraph, (ii) not exercise the Top-Up Option under any circumstances, (iii) reduce the Termination Fee, and (iv) eliminate Terremark’s so-called “force-the-vote” covenant whereby, under certain circumstances not involving the receipt by Terremark of a Superior Proposal, Parent and Purchaser could elect to require Terremark to establish a record date for, call and convene a special meeting of the Terremark stockholders to obtain the vote of such stockholders with respect to the adoption of the Merger Agreement if the Terremark Board has effected a Company Adverse Recommendation Change.”

B. Amending and restating in its entirety the first sentence of the second paragraph of the cover page of the Offer to Purchase as follows:

“The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 27, 2011, as amended on February 28, 2011 (as so amended and as it may be further amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Terremark.”

C. Amending and restating the second sentence of the first paragraph under the fifth question of the Summary Term Sheet entitled “Is there an agreement governing the Offer?” as follows:

“Parent, Purchaser and Terremark have entered into an Agreement and Plan of Merger, dated as of January 27, 2011, as amended on February 28, 2011 (as so amended and as it may be further amended from time to time, the “Merger Agreement”).”

D. Deleting in its entirety the twenty-first question of the Summary Term Sheet entitled “What is the ‘Top-Up Option’ and when will it be exercised?” and deleting in its entirety the corresponding response to such question.

E. Amending and restating the first sentence of the second paragraph of the Introduction as follows:

“The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 27, 2011, as amended on February 28, 2011 (as so amended and as it may be further amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Terremark.”

F. Deleting in its entirety the thirteenth paragraph of Section 1 entitled “Terms of the Offer.”

G. Deleting in its entirety the seventh paragraph of Section 11 entitled “The Merger Agreement; Other Agreements.”

H. Amending and restating in its entirety the first sentence of the second paragraph of the subsection entitled “Stockholders Meeting” under Section 11 entitled “The Merger Agreement; Other Agreements” as follows:

“The Merger Agreement provides that, if following the closing or termination of the Offer the Merger Agreement has not been validly terminated and the adoption of the Merger Agreement by Terremark’s stockholders is required by applicable law, then Terremark shall have the right at any time after the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement, including the first date following the tenth day following the filing of the preliminary Proxy Statement if the SEC has not informed Terremark that it intends to review the Proxy Statement (the “Proxy Statement Clearance Date”) to (and Parent and Purchaser shall have the right, at any time after the Proxy Statement Clearance Date other than if the Company Board has made a Company Adverse Recommendation Change (as defined below), to request in writing that Terremark, and upon receipt of such written request, Terremark shall, as promptly as practicable and in any event within ten (10) business days after such receipt), (i) establish a record date for and give notice of the Stockholders’ Meeting and (ii) mail to the holders of Shares as of the record date established for the Stockholders’ Meeting a Proxy Statement (the date Terremark elects to take such action or is required to take such action, the “Proxy Date”).”

I. Deleting the last sentence of the second paragraph of the subsection entitled “Stockholders Meeting” under Section 11 entitled “The Merger Agreement; Other Agreements.”

J. Removing the reference to “$52,500,000” in paragraph b) of the subsection entitled “Termination Fee and Expenses” under Section 11 entitled “The Merger Agreement; Other Agreements” and replacing such reference with “$40,000,000.”

K. Amending and restating in its entirety paragraph d) of the subsection entitled “Termination Fee and Expenses” under Section 11 entitled “The Merger Agreement; Other Agreements” as follows:

“d) If the Merger Agreement is terminated by Terremark pursuant to paragraph (g) under “Termination” above, then Terremark shall pay to Parent the Termination Fee simultaneously with (and as a condition of the effectiveness of) such termination.”

L. Replacing in their entirety the ninth and tenth paragraphs of Section 16 entitled “Certain Legal Matters; Regulatory Approvals” with the following paragraphs:

“Legal Proceedings. Eight putative class action lawsuits have been filed in connection with the Offer and the Merger: (i) Shaefer v. Terremark Worldwide, Inc., et al. (Case No. 11-03279-CA-32), filed on January 31, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (ii) Stackewicz v. Terremark Worldwide, Inc., et al. (Case No. 11-03106-CA-40), filed on January 28, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iii) Jiannaras v. Terremark Worldwide, Inc., et al. (Case No. 11-03471-CA-40), filed on February 2, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iv) Hogan v. Terremark Worldwide, Inc., et al. (Case No. 1:11-cv-20369), filed on February 2, 2011 in the United States District Court, Southern District of Florida, Miami Division; (v) Minneapolis Firefighters’ Relief Association v. Amore, et al. (Case No. 6175-VCN), filed on February 7, 2011 in the

Court of Chancery of the State of Delaware; (vi) Trejo v. Terremark Worldwide, Inc., et al. (Case No. 11-04668-CA-3), filed on February 11, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (vii) Adams v. Amore, et al. (Case No. 11-04838-CA-13), filed on February 14, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; and (viii) Abril v. Medina, et al. (Case No. 1:11-cv-20555), filed on February 17, 2011, in the United States District Court, Southern District of Florida, Miami Division.

All of the complaints except for the Minneapolis Firefighters’ Relief Association complaint name Terremark, the members of the Terremark Board, Parent and Purchaser as defendants. The Minneapolis Firefighters’ Relief Association suit names the members of the Terremark Board, Parent and Purchaser, but not Terremark, as defendants. The Adams suit names Terremark, the members of the Terremark Board, Parent, Purchaser, and Credit Suisse Securities (USA) LLC (“Credit Suisse”) as defendants. All eight lawsuits are brought by purported stockholders, both individually and on behalf of a putative class of stockholders, alleging that the Terremark Board breached its fiduciary duties in connection with the Offer and the Merger by purportedly failing to maximize stockholder value, and that Terremark (as applicable), Parent, Purchaser, and Credit Suisse (as applicable) aided and abetted the alleged breaches. The Adams and Abril complaints allege that Terremark’s Solicitation/Recommendation Statement on Schedule 14D-9 failed to disclose certain material information to Terremark’s stockholders. The Abril complaint also alleges that Terremark and the Terremark Board violated Sections 14(d)(4) and 14(e) of the Exchange Act. All eight lawsuits seek equitable relief, including, among other things, to enjoin consummation of the Offer and the Merger and an award of all costs, including reasonable attorneys’ fees. The Shaefer, Stackewicz, Jiannaras, Hogan, Adams and Abril complaints also seek rescission of the Merger Agreement and/or the transactions contemplated by the Merger Agreement. The Hogan, Minneapolis Firefighters’ Relief Association and Abril complaints additionally seek compensatory and/or recissory damages. The Delaware Court scheduled a hearing on the Delaware plaintiff’s application for a preliminary injunction to enjoin consummation of the transaction for Wednesday, March 2, 2011.

On February 28, 2011, Parent announced that Terremark, Parent and Purchaser entered into a memorandum of understanding (“MOU”) providing for the settlement of all eight lawsuits.

Under the MOU, the settlement would resolve the allegations by all plaintiffs against all defendants in connection with the Merger Agreement, and any disclosures related to the transactions contemplated thereby, and, pending approval of the Delaware Court of Chancery and dismissal of the various Florida state and federal court actions, provide for a release by the putative class of Terremark’s stockholders of all claims against all defendants and certain related persons in connection with the Merger Agreement and the transactions contemplated thereby.

Pursuant to the MOU, the parties thereto will use their best efforts, in good faith, to promptly enter into a definitive stipulation of settlement (“Definitive Settlement”), which will require approval by the Delaware court and provide for the dismissal of all of the pending lawsuits with prejudice. There can be no assurance that the parties will ultimately enter into a Definitive Settlement or that such courts will approve and/or dismiss the same. In such event, the settlement as contemplated by the MOU would be of no further force and effect.

Parent and Purchaser and the other defendants vigorously deny all allegations of wrongdoing, fault, liability or damage to plaintiffs and the putative class of Terremark’s stockholders, and specifically deny any wrongdoing, violation of law or breach of fiduciary duty in connection with the Merger Agreement and the transactions contemplated thereby and all public filings and disclosures made in connection therewith.

Parent and Purchaser and the other defendants further specifically deny that any of the supplemental disclosures being made in accordance with the MOU are required to be disclosed under federal securities laws, state corporate law or under any other applicable rule, statute, regulation or law, and expressly disclaim that the making of such supplemental disclosures in any way suggests or constitutes any admission that any such disclosures are material to a stockholder of Terremark’s decision whether and when to tender shares in the Offer by Purchaser. If the Definitive Settlement is not approved, Parent and Purchaser and the other defendants will continue to vigorously defend against the allegations set forth in the actions.

Pursuant to the MOU, Terremark, Parent and Purchaser agreed to amend the Merger Agreement to (i) extend the initial expiration date of the tender offer until March 21, 2011, (ii) eliminate Terremark’s so-called “force-the-vote” covenant whereby, under certain circumstances not involving the receipt by Terremark of a Superior Proposal, Parent and Purchaser could elect to require Terremark to establish a record date for, call and convene a special meeting of the Terremark stockholders to obtain the vote of such stockholders with respect to the adoption of the

Merger Agreement if the Terremark Board effects a Company Adverse Recommendation Change, (iii) reduce the termination fee payable to Parent to $40,000,000 and (iv) agree that Parent and Purchaser will not under any circumstances exercise the Top-Up Option, and Terremark will not issue any Top-Up Option Shares.”

Item 12.

Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto:

Exhibit	Exhibit Name

(a)(5)(F)	Press Release issued by Parent on February 28, 2011.

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 28, 2011, by and among Parent, Purchaser and Terremark.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen
	Name:	John W. Diercksen
	Title:	Executive Vice President – Strategy,
Development and Planning

VERIZON HOLDINGS INC.

By:	/s/ John W. Diercksen
	Name:	John W. Diercksen
	Title:	Executive Vice President – Strategy,
Development and Planning

Date: February 28, 2011